O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM

DIRECT DIAL:  212.451.2206

March 5, 2021

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation (“KSS” or the “Company”)
PREC14A filed on February 23, 2021
DFAN14A filed February 23, 2021
DFAN14A filed February 22, 2021
Filed by Macellum Badger Fund, LP, et al.
File No. 1-11084

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 2, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Macellum Badger Fund, LLC, Legion Partners Holdings, LLC, Ancora Holdings, Inc., 4010 Capital, LLC and the other participants in its solicitation (collectively, the “Investor Group”) and provide the following responses on the Investor Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on February 23, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement filed on February 23, 2021

General

1.	Please revise generally to avoid presenting opinions set forth as facts. See for example, many of the headings in this proxy statement such as “The Board Has a History of Poor Capital Allocation” and “Board Lacks Alignment with Shareholders.”

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 5, 2021

Cover Page

2.	Please verify the address for Kohl’s Corporation, or revise.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

The Board Has Overseen Long Term Operating Underperformance, page 9

3.	Explain how the figures presented in this chart were calculated or derived. In this regard, the figures appear to be different than those reported by Kohl’s in its 2020 Form 10-K.

The Investor Group acknowledges the Staff’s comment and notes that the figures presented in the referenced chart for “Same-Store Sales”, “Gross Margin %”, “Operating Profit”, “Operating Margin %” and “Capital Expenditures” were each sourced directly from KSS’s previous Annual Reports filed on Form 10-K. For example, below is a screenshot of page 18 of the Company’s 2019 Annual Report filed with the Commission on March 18, 2020. For clarification, “Same-Store Sales” corresponds to the “Comparable Sales” line and “Operating Profit” corresponds to the “Adjusted Operating Income” line.

March 5, 2021

In addition, the figures in the last column of the table (“Change”) are calculated pursuant to the below formulas:

Change
Same-Store Sales	Represents compounding same-store sales change FY 2011 – FY 2019: (1+0.5%)*(1+0.3%)*…*(1+1.7%)*(1-1.3%)-1=-0.6%

Gross Margin %	Represents 2019 gross margin minus 2011 gross margin 35.7% - 38.2% = 2.5%

Operating Profit	Represents 2019 operating profit minus 2011 operating profit $1,212mm - $2,158mm = $946mm

Operating Margin %	Represents 2019 operating margin minus 2011 operating margin 6.1% - 11.5% = - 5.4%

Adjusted ROIC	Represents 2019 adjusted ROIC minus 2011 adjusted ROIC 11.2% - 16.8% = - 5.5%

Total
Capital Expenditures	Represents the cumulative capital spending from 2011 to 2019 $927mm + $785mm + $643mm +…+ $578mm + $885mm = $6,600mm
4.	On page 10, you state that from 2011 to 2019, net sales in “the industry” grew 17%, as compared to $1.1 billion in growth for Kohl’s during the same period. Define the “industry” to which you refer, and provide support for the 17% figure. If this “industry” is different from the peer groups to which you compare Kohl’s elsewhere in the proxy statement, note this fact and explain the reason.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. As further clarification, the Investor Group sourced this growth figure from the Annual U.S. Retail Trade Survey produced by the U.S. Census Bureau. Specifically, the “industry” refers to and uses the data corresponding to the “clothing and clothing accessory stores” sector produced by the U.S. Census Bureau. We used this wider industry group to measure retail clothing industry growth because we believe it represents the broadest apparel retail sales figures in the United States available. By contrast, if we had used the growth rate of the Peer Group (defined in the preliminary proxy statement), it would have actually shown a larger growth delta, as the average of the peers’ growth rate over the period is 20% compared to Kohl’s decline of 0.6%. Please see the below supporting calculations:

March 5, 2021

The Board has a History of Poor Capital Allocation, page 10

5.	Define ROIC as used throughout the proxy statement and provide support for (including how you calculated) the ROIC figure listed in the last paragraph on page 10, including the material assumptions underlying that number. We note that Kohl’s Form 10-K reports ROI of 12.8% (adjusted ROI of 13.4%) for the fiscal year ended February 1, 2020.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. As additional clarification, the Investor Group excluded fiscal year 2020 from the summary of ROIC decline because we believe it would not provide an accurate comparison in light of the global pandemic.

Board Lacks Alignment with Shareholders, page 12

6.	Clarify for the figures in the first paragraph of this section whether the $1.2 million in Company stock figure refers to purchases by current directors only, and whether the $23 million in director compensation refers to the same existing director group. It appears that the first figure refers to stock purchases by current board members only, while the second metric goes back a number of years and encompasses compensation to individuals who are no longer on the Board. Please clarify. In particular as to the $23 million figure, revise to state the period to which you refer

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

March 5, 2021

Proposal 1. Election of Directors, page

7.	Refer to the last full paragraph on page 22. Revise to clarify that you could not substitute a nominee in the event one of the listed nominees is unable to serve, because such nominee would be untimely under Kohl’s advance notice bylaw provision. If you disagree, describe the basis for your belief to the contrary in the proxy statement.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Solicitation of Proxies, page 27

8.	In the first paragraph of this section, you state that you may solicit proxies via (among other methods) “telegraph.” Unless you intend to use a telegraph, please revise.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Form of Proxy

9.	In the capitalized disclosure in proposal 1 on the form of proxy, clarify that you will vote the proxy as directed, and if signed but not filled out, you will vote for the named individuals (you already say this earlier on the card). Currently, your capitalized disclosure appears to indicate that no matter how voted, you will use the proxy card to vote for your own nominees. In addition, clarify why you are referring shareholders to the Company’s proxy statement on the card for information about the Company’s nominees, since they cannot vote for any of those nominees using your card.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman
cc:	Jonathan Duskin, Macellum Badger Fund, LLC